EXHIBIT 12.1
Ameren Corporation
Computation of Ratio of Earnings to Fixed Charges
(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2010	2011(a)	2012	2013	2014
Earnings available for fixed charges, as defined:
Net income from continuing operations attributable to Ameren Corporation	$513,579	$431,213	$515,491	$512,055	$587,313
Income from equity investee	—	—	—	(57)	(498)
Distributed income from equity investee	—	—	—	—	1,020
Tax expense based on income	294,037	254,269	307,319	311,288	376,448
Fixed charges excluding capitalized interest and preferred stock dividends tax adjustment (b)(c)	542,676	492,058	478,998	455,574	385,326
Amortization of capitalized interest (c)	3,484	3,544	3,435	1,477	—
Earnings available for fixed charges, as defined	$1,353,776	$1,181,084	$1,305,243	$1,280,337	$1,349,609
Fixed charges, as defined:
Interest expense on short-term and long-term debt (b)	$502,032	$456,724	$440,590	$415,465	$348,470
Capitalized interest (c)(d)	5,852	2,920	13,069	17,076	—
Estimated interest cost within rental expense	8,593	8,196	8,039	8,189	9,079
Amortization of net debt premium, discount, and expenses	23,773	21,110	23,926	25,477	21,334
Subsidiary preferred stock dividends	8,278	6,028	6,443	6,443	6,443
Adjust preferred stock dividends to pretax basis	4,753	3,561	4,529	4,116	4,102
Total fixed charges, as defined	$553,281	$498,539	$496,596	$476,766	$389,428
Consolidated ratio of earnings to fixed charges	2.45	2.37	2.63	2.69	3.47

(a)	Includes regulatory disallowance associated with the Taum Sauk incident of $89 million recorded for the year ended December 31, 2011.

(b)	Includes net interest related to uncertain tax positions.

(c)	All capitalized interest is associated with discontinued operations.

(d)	Excludes allowance for funds used during construction.